Item 77I

At April 30, 2007, the Fund had outstanding rights to purchase shares of common stock that had been issued pursuant to a rights agreement adopted by its Board of Directors. By their terms, the rights will expire on July 20, 2006. These rights will become exercisable 10 days following a public announcement that a person, entity or group of affiliated or associated persons or entities (collectively, an Acquiring Person) has acquired beneficial ownership of common stock above a certain threshold; the Acquiring Person will not be able to exercise all of its rights.

This description of the rights does not purport to be complete and is qualified in its entirety by reference to the Form 8A filed on March 23, 2007, which is hereby incorporated by reference.




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